Exhibit 21.1

Subsidiary	Registered in	Acquired

A. M. Castle & Co. (Canada) Inc.	Ontario	July 31, 1990

Advanced Fabricating Technology LLC.	Delaware	May 1, 2000

Castle Metals de Mexico S.A. de C.V.	Mexico	February 27, 2004

A. M. Castle & Co. (Singapore) Pte. Ltd.	Singapore	October 13, 2006

Keystone Tube Company	Delaware	June 2, 1997

Oliver Steel Company	Delaware	July 15, 1998

Paramont Machine Company, LLC	Delaware	April 1, 1999

Total Plastics, Inc.	Michigan	January 2, 1996

Transtar Intermediate Holdings #2, Inc.	Delaware	September 5, 2006

Transtar Metals Holdings	Delaware	September 5, 2006

Transtar Inventory Corp.	Delaware	September 5, 2006

Transtar Metals Corp.	Delaware	September 5, 2006

Transtar Marine Corp.	Delaware	September 5, 2006

A.M. Castle Metal Materials (Shanghai) Co., Ltd.	Pu Dong Province, Peoples Republic of China	November 22, 2007

Metals U.K. Group	United Kingdom	January 3, 2008